SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
____________________

TIM Participações S.A.
(Exact name of issuer of deposited securities as specified in its charter)

TIM Holding Company
(Translation of issuer's name into English)

Federative Republic of Brazil
(Jurisdiction of Incorporation or organization of Issuer)
____________________

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, 58th Floor
New York, New York 10005-1401
Tel. No.: (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five common shares of TIM Participações S.A.	100,000,000	$0.05	$5,000,000	$580.50

(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k),  such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 3 to the Deposit Agreement filed as Exhibit (a)(4) to this Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that TIM  Participações S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Deposit Agreement dated as of June 24, 2002 among TIM Participações S.A. (fka Tele Celular Sul Participações S.A.) (the “Company”), JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), as depositary (the “Depositary”), and the holders from time to time of the American Depositary Receipts issued thereunder (the “Deposit Agreement”).  Previously filed as an exhibit to Form F-6 file number 333-83742 and incorporated herein by reference.

(a)(2)
Form of Amendment No. 1 to Deposit Agreement among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder. Previously filed as an exhibit to Post-Effective Amendment to Form F-6 file number 333-83742 and incorporated herein by reference.

(a)(3)
Form of Amendment No. 2 to Deposit Agreement among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder. Previously filed as an exhibit to Form F-6 file number 333-171618 and incorporated herein by reference.

(a)(4)
Form of Amendment No. 3 to Deposit Agreement among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed herewith as Exhibit (a)(4).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6  to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 20, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Title:	Gregory A. Levendis Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TIM Participações S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized   in the City of Rio de Janeiro, The Federative Republic of Brazil, on July 20, 2011.

TIM Participações S.A.

By:	/s/ Luca Luciani
Name: Title:	Luca Luciani Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the individuals whose signature appears below constitutes and appoints Luca Luciani his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities set forth below on July 20, 2011.

Name	Title

/s/ Manoel Horácio Francisco da Silva	Chairman of the Board
Manoel Horácio Francisco da Silva

Board Member
Gabriele Galateri di Genola

/s/ Luca Luciani	Board Member and Chief Executive Officer
Luca Luciani

/s/ Claudio Zezza	Chief Financial Officer
Claudio Zezza

/s/ Andrea Mangoni	Board Member
Andrea Mangoni

Board Member
Mailson Ferreira da Nóbrega

Board Member
Oscar Cichetti

/s/ Stefano de Angelis	Board Member
Stefano de Angelis

Board Member
Adhemar Gabriel Bahadian

/s/ Carmelo Furci	Board Member
Carmelo Furci

/s/ Gregory F. Lavelle	Authorized Representative in the United States
Gregory F. Lavelle
Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number

(a)(4)	Form of Amendment No. 3 to Deposit Agreement

(d)	Opinion of Counsel

(e)	Certification under Rule 466.